UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)

MICROBOT MEDICAL, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

(CUSIP Number)

July 12, 2017

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 5 Pages

CUSIP No.	13G	Page 2 of 5 Pages

1. NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Leon Lewkowicz

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

5. SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 1,566,020*

6. SHARED VOTING POWER - None

7. SOLE DISPOSITIVE POWER –1,566,020*

8. SHARED DISPOSITIVE POWER – None

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 1,566,020*

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

       CERTAIN SHARES                                           ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.7% **

12. TYPE OF REPORTING PERSON

IN

* This Amendment No. 6 to Schedule 13G is being filed to reflect a sale of shares of common stock owned by the Reporting Person from July 7, 2017 to July 12, 2017.

** Based on an outstanding number of approximately 27,951,333 shares of common stock as reported by the Company on Form 10-Q as of March 31, 2017 and the 1,525,000 shares issued by the Company as reported on Form 8-K filed on June 14, 2017 and 3,750,000 shares issued by the Company as reported by the Form 424b filed on June 6, 2017.

CUSIP No.	13G	Page 3 of 5 Pages

ITEM 1 (a) NAME OF ISSUER: Microbot Medical, Inc.

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

25 Recreation Park Drive, Unit 108, Hingham, Massachusetts 02043

ITEM 2 (a) NAME OF PERSON FILING: Leon Lewkowicz

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Gordon Street 10/7, 63458 Tel-Aviv, Israel

ITEM 2 (c) CITIZENSHIP: Israel

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock

ITEM 2 (e) CUSIP NUMBER:

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: 1,566,020*

(b) PERCENT OF CLASS: 4.7% **

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR DIRECT THE VOTE

1,566,020*

(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

1,566,020*

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

CUSIP No.	13G	Page 4 of 5 Pages

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Common Stock

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

CUSIP No.	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2017
(Date)

/s/ Leon Lewkowicz
(Signature)

Leon Lewkowicz
(Name/Title)